Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

Silvercorp Metals Inc. (the “Company” or “Silvercorp”)
Suite 1750 – 1066 West Hastings Street
Vancouver, BC V6E 3X1

Item 2.	Date of the Material Change

November 4, 2022

Item 3.	News Release

A news release announcing the material change was disseminated on November 4, 2022 through Cision and subsequently filed under the Company’s profile on SEDAR at www.sedar.com.

Item 4.	Summary of Material Changes

Silvercorp is pleased to announce that its Board of Directors have declared a semi-annual dividend of US$0.0125 per share to be paid to all shareholders of record at the close of business on November 25, 2022, with a payment date of the dividend scheduled on or before December 16, 2022 and that further to it’s news release dated September 21, 2022, it has filed an updated National Instrument 43-101 Technical Report on Mineral Resources and Mineral Reserves for the Ying Mining District prepared by AMC Mining Consultants (Canada) Ltd.

Item 5.	Full Description of Material Change

Silvercorp is pleased to announce that is pleased to announce that its Board of Directors have declared a semi-annual dividend of US$0.0125 per share to be paid to all shareholders of record at the close of business on November 25, 2022, with a payment date of the dividend scheduled on or before December 16, 2022.

The dividends are considered eligible dividends for Canadian tax purposes.

The declaration and payment of future dividends is at the discretion of the Board of Directors and any future decision to pay dividends will be based on a number of factors including commodity prices, market conditions, financial results, cash flows from operations, expected cash requirements and other relevant factors.

The Ying 2022 Technical Report

Further to it’s news release dated September 21, 2022, Silvercorp has filed an updated National Instrument 43-101 Technical Report on Mineral Resources and Mineral Reserves for the Ying Mining District prepared by AMC Mining Consultants (Canada) Ltd. (“The Ying 2022 Technical Report”). The Ying 2022 Technical Report covers all the mines in the Ying Mining District in Henan Province, China, namely the SGX, HZG, HPG, TLP, LME, LMW and DCG underground mines.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

For further information, please contact Lon Shaver, Vice President at 604-669-9397 or at investor@silvercorp.ca.

Item 9	Date of Report

November 7, 2022